1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:               .)

TSMC December 2008 Sales Report
Hsinchu, Taiwan, R.O.C. — January 9, 2009 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for December 2008: on an unconsolidated basis, sales were NT$13,161 million, a decrease of 31.8 percent from November 2008 and a decrease of 54.8 percent from December 2007. Full-year sales for 2008 totaled NT$321,767 million, an increase of 2.6 percent compared to 2007.
On a consolidated basis, net sales for December 2008 were NT$14,429 million, a decrease of 30.1 percent from November 2008 and a decrease of 51.9 percent from December 2007. Full-year sales for 2008 totaled NT$333,158 million, an increase of 3.3 percent compared to 2007.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease)%
December	13,161	29,120	(54.8)
January through December	321,767	313,648	2.6

*	Year 2008 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease)%
December	14,429	29,988	(51.9)
January through December	333,158	322,631	3.3

*	Year 2008 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
Vice President and CFO	Deputy Director,	Technical Manager,	Senior Administrator,
Tel: 886-3-566-4602	PR Department, TSMC	PR Department, TSMC	PR Department, TSMC
	Tel: 886-3-505-5028	Tel: 886-3-563-6688 ext.	Tel: 886-3-563-6688 ext.
	Mobile: 886-928-882607	7125038	7126216
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-911-258751	Mobile: 886-926-026632
		E-Mail: cychung@tsmc.com	E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
January 09, 2009
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Dec. 2008.
1) Sales volume (in NT$ thousand)

Period	Items	2008	2007
Dec.	Net sales	13,160,762	29,120,222
Jan.-Dec.	Net sales	321,767,083	313,647,644
2) Funds lent to other parties:None.
3) Endorsements and guarantees:None.
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding	Notional Amount	7,217,432	10,048,258	0	0
Contracts	Mark to Market
	Profit/Loss	(5,832)	(35,327)	0	0
Expired	Notional Amount	66,271,684	320,931,271	7,977,690	7,977,690
Contracts	Realized Profit/Loss	(793,124)	(602,247)	0	0
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding	Notional Amount	269,422	—	—	—
Contracts	Mark to Market
	Profit/Loss	(1,256)	—	—	—
Expired	Notional Amount	5,087,888	—	—	—
Contracts	Realized Profit/Loss	(7,457)	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 9, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer